UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Magnetek, Inc.

(Name of Subject Company)

Magnetek, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559424403

(CUSIP Number of Class of Securities)

Peter M. McCormick

President and Chief Executive Officer

Magnetek, Inc.

N49 W13650 Campbell Drive

Menomonee Falls, Wisconsin 53051

(262) 783-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott S. Cramer Vice President, General Counsel and Corporate Secretary Magnetek, Inc. N49 W13650 Campbell Drive Menomonee Falls, Wisconsin 53051 (262) 783-3500	Patrick G. Quick Spencer T. Moats Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following document relating to the proposed acquisition of Magnetek, Inc., a Delaware corporation (the “Company”), by Columbus McKinnon Corporation, a New York corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated July 26, 2015, by and among the Company, Parent and Megatron Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”):

(i)	Transcript of Investor Conference Call held by Parent on July 27, 2015.

Notice to Investors

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities. The tender offer for the outstanding shares of the Company’s common stock described in this report has not commenced. At the time the tender offer is commenced, Parent and Merger Sub will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

Any statements made concerning the proposed transaction between the Company, Parent and Merger Sub, the expected timetable for completing the transaction, the successful integration of the business, the benefits of the transaction, future revenue and earnings and any other statements that are not purely historical fact are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the industries served by the Company or Parent and their respective subsidiaries, conditions affecting the Company’s or Parent’s customers and suppliers, competitor responses to the Company’s or Parent’s products and services, the overall market acceptance of such products and services, the integration of the businesses and other factors disclosed in the Company’s and Parent’s periodic reports filed with the SEC. Consequently, such forward-looking statements should be regarded as the Company’s and Parent’s current plans, estimates and beliefs. None of the Company, Parent or Merger Sub assumes any obligation to update the forward-looking information contained in this report, except as expressly required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of Investor Conference Call held by Parent on July 27, 2015.